UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549

                           FORM 12b-25


NOTIFICATION OF LATE FILING            SEC File Number 2-96366-A

                                       Cusip Number 921809 10 9

[X] Form 10-K and Form 10-KSB   [ ] Form 20-F  [ ] Form 11-K  [ ]
Form 10-Q and Form
10QSB  [ ] Form N-SAR

For the Period Ended:      December 31, 1997

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

     Read Attached Instruction Sheet Before Preparing Form.
Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I-Registrant Information

       Full Name of Registrant
       Former Name if Applicable

     Treasure and Exhibits International, Inc.
     f/k/a Vanderbilt Square Corp.

Address of Principal Executive Office (Street and Number)

     2300 Glades Road, Suite 450-West

City, State and Zip Code

     Boca Raton, Florida 33431


Part II-Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

   [X](a)The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

   [X](b)The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or filing made by a money market fund pursuant to Rule 30b3-1, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

   [ ](c)The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

Part III-Narrative

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

     Recent events reported on Form 8-K on or about March
     27, 1998, requires revision of the draft Annual Report on Form 10-K for the year ended 12/31/97 which cannot be completed prior to the filing deadline.


Part IV-Other Information

       (1) Name and telephone number of person to contact in regard to this notification:

Eugene M. Kennedy, Esq.          (954)           524-4155
       (name)                 (area code)  (telephone number)

      (2)Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify reports(s).

            [X ] Yes   [] No

      (3)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

            [ ] Yes   [X ] No


       If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Treasure and Exhibits International, Inc., f/k/a Vanderbilt
Square Corp., has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 27, 1998

Treasure and Exhibits International, Inc.


By: /s/ Eugene M. Kennedy, Esq.
    Eugene M. Kennedy, Attorney-In-Fact